Exhibit 99.2

MEDIWOUND LTD. AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2017

IN U.S. DOLLARS IN THOUSANDS

UNAUDITED

INDEX

Page

Condensed Interim Consolidated Balance Sheets	2

Condensed Interim Consolidated Statements of Comprehensive Loss	3

Condensed Interim Consolidated Statements of Changes in Shareholders' Equity	4 - 5

Condensed Interim Consolidated Statements of Cash Flows	6 – 7

Notes to Condensed Interim Consolidated Financial Statements	8 - 9

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	March 31,		December 31,
	2017	2016	2016
	Unaudited		Audited
CURRENT ASSETS:
Cash and cash equivalents	4,151	9,026	28,866
Short-term bank deposits	21,078	32,565	1,163
Trade receivables	367	396	332
Inventories	991	1,534	844
Other receivables	2,909	2,887	2,407

	29,496	46,408	33,612
LONG-TERM ASSETS:
Long term deposits	44	135	103
Property, plant and equipment, net	1,357	1,267	1,276
Intangible assets, net	729	874	773

	2,130	2,276	2,152

	31,626	48,684	35,764
CURRENT LIABILITIES:
Trade payables	2,732	2,666	3,320
Other payables	2,355	2,293	2,060

	5,087	4,959	5,380
LONG‑TERM LIABILITIES:
Deferred revenues	995	-	1,023
Liabilities in respect of IIA grants	6,997	7,019	6,839
Contingent consideration for the purchase of shares	14,540	16,041	14,533
Severance pay liability, net	226	101	219

	22,758	23,161	22,614
SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.01 par value:
Authorized: 32,244,508 shares; Issued and Outstanding: 21,930,449 as of March 31, 2017 and December 31, 2016 and 21,550,300 as of March 31, 2016	60	60	60
Share premium	115,307	112,675	114,979
Foreign currency translation adjustments	(12)	(22)	(9)
Accumulated deficit	(111,574)	(92,149)	(107,260)

	3,781	20,564	7,770

	31,626	48,684	35,764

The accompanying notes are an integral part of the interim financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands (except share and per share data)

	Three months ended March 31,		Year ended December 31,
	2017	2016	2016
	Unaudited		Audited

Revenues	540	254	1,558
Cost of revenues	340	404	2,158

Gross profit (loss)	200	(150)	(600)

Research and development, net of participations	1,771	993	7,068
Selling and marketing	1,387	1,942	8,403
General and administrative	705	919	4,084

Operating loss	(3,663)	(4,004)	(20,155)

Financial income	113	451	2,166
Financial expense	(764)	(221)	(896)

Net loss	(4,314)	(3,774)	(18,885)

Other comprehensive income (loss):

Items to be reclassified to profit or loss in subsequent periods:

Foreign currency translation adjustments	(3)	(6)	7

Total comprehensive loss	(4,317)	(3,780)	(18,878)

Basic and diluted loss per share:	(0.20)	(0.17)	(0.86)

Weighted average number of ordinary shares used in the computation of basic and diluted loss per share:	21,930	21,850	21,862

The accompanying notes are an integral part of the interim financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands

	Share capital	Share premium	Foreign currency translation reserve	Accumulated deficit	Total equity

Balance as of January 1, 2017	60	114,979	(9)	(107,260)	7,770

Loss for the period	-	-	-	(4,314)	(4,314)
Other comprehensive loss	-	-	(3)	-	(3)

Total comprehensive loss	-	-	(3)	(4,314)	(4,317)

Share-based compensation	-	328	-	-	328

Balance as of March 31, 2017	60	115,307	(12)	(111,574)	3,781

	Share capital	Share premium	Foreign currency translation reserve	Accumulated deficit	Total equity

Balance as of January 1, 2016	60	111,801	(16)	(88,375)	23,470

Loss for the period	-	-	-	(3,774)	(3,774)
Other comprehensive loss	-	-	(6)	-	(6)

Total comprehensive loss	-	-	(6)	(3,774)	(3,780)

Share-based compensation	-	874	-	-	874

Balance as of March 31, 2016	60	112,675	(22)	(92,149)	20,564

The accompanying notes are an integral part of the interim financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands

	Share capital		Share premium	Foreign currency translation reserve	Accumulated deficit	Total equity

Balance as of January 1, 2016	60		111,801	(16)	(88,375)	23,470

Loss for the period	-		-	-	(18,885)	(18,885)
Other comprehensive income	-		-	7	-	7

Total comprehensive income (loss)	-		-	7	(18,885)	(18,878)

Exercise of options	*	)	7	-	-	7
Share-based compensation	-		3,171	-	-	3,171

Balance as of December 31, 2016	60		114,979	(9)	(107,260)	7,770

*) Represents an amount lower than $1.

The accompanying notes are an integral part of the interim financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Three months ended March 31,		Year ended December 31,
	2017	2016	2016
	Unaudited		Audited
Cash Flows from Operating Activities:
Net loss	(4,314)	(3,774)	(18,885)

Adjustments to reconcile net loss to net cash used in operating activities:

Adjustments to profit and loss items:
Depreciation and amortization	156	123	589
Share-based compensation	328	874	3,171
Revaluation of liabilities in respect of IIA grants	181	(228)	(1,298)
Revaluation of contingent consideration for the purchase of shares	550	(76)	(1,621)
Increase in severance pay liability, net	8	-	125
Net financing expenses (income)	(138)	(229)	(508)

	1,085	464	458
Changes in asset and liability items:
Increase in trade receivables	(40)	(143)	(107)
Decrease (increase) in inventories	(147)	169	873
Decrease (increase) in other receivables	(555)	(149)	33
Increase in trade payables	1,277	1,536	2,195
Decrease in other payables and deferred revenues	(2,065)	(2,204)	(1,012)

	(1,530)	(791)	1,982

Net cash flows used in operating activities	(4,759)	(4,101)	(16,445)

The accompanying notes are an integral part of the financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Three months ended March 31,		Year ended December 31,
	2017	2016	2016
	Unaudited		Audited
Cash Flows from Investing Activities:

Purchase of property and equipment	(196)	(327)	(671)
Purchase of intangible assets	-	-	(30)
Interest received	15	9	407
Proceeds from (investment in) short term bank deposits, net	(19,844)	(29,211)	2,110

Net cash provided by (used in) investing activities	(20,025)	(29,529)	1,816

Cash Flows from Financing Activities:

Proceeds from exercise of options	-	-	7
Proceeds from the IIA grants, net of re-payment	28	-	900

Net cash provided by financing activities	28	-	907

Exchange rate differences on cash and cash equivalent balances	41	154	86

Cash and cash equivalents:

Decrease in cash and cash equivalents	(24,715)	(33,476)	(13,636)

Balance of cash and cash equivalents at the beginning of the period	28,866	42,502	42,502

Balance of cash and cash equivalents at the end of the period	4,151	9,026	28,866

The accompanying notes are an integral part of the financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:	GENERAL

a.	General description of the company and its operations:

MediWound Ltd. (the "Company" or "MediWound"), is a fully integrated biopharmaceutical company focused on developing, manufacturing and commercializing novel products to address unmet needs in the fields of severe burns, as well as chronic and other hard to heal wounds, connective tissue disorders and other indications.

The Company's innovative biopharmaceutical product, NexoBrid, received marketing authorization from the European Medicines Agency ("EMA") and the Israeli and Argentinean ministries of health for removal of dead or damaged tissue, known as eschar, in adults with deep partial and full thickness thermal burns. The Company established a commercial organization for the marketing, sales and distribution of NexoBrid in Europe based in Germany. The Company sells NexoBrid in Europe in Israel through its commercial organization and other territories through local distributers.

b.
The Company has two wholly‑owned subsidiaries: MediWound Germany GmbH, acting as EU marketing authorization holder and EU sales and marketing arm and MediWound UK Limited, an inactive company. In addition, the Company owns approximately 6.5% of PolyHeal Ltd., a private life sciences company ("PolyHeal").

c.	The Company's securities are listed for trading on NASDAQ since March 2014.

d.
On September 29, 2015, the Company was awarded a U.S. Biomedical Advanced Research and Development Authority ("BARDA") contract for development and procurement of NexoBrid for the U.S. The contract is for the advancement of the development and manufacturing, as well as the procurement of NexoBrid, as a medical countermeasure as part of BARDA preparedness for mass casualty events.

The five-year base contract includes $24 million of funding to support development activities to complete the U.S. Food and Drug Administration (FDA) approval process for NexoBrid for use in thermal burn injuries, as well as $16 million for procurement of NexoBrid, which is contingent upon FDA Emergency Use Authorization (EUA) and/or FDA marketing authorization for NexoBrid. In addition, the contract includes options for further funding of up to $22 million for expanding NexoBrid’s indications and of up to $50 million for additional procurement of NexoBrid. As of March 31, 2017 the Company recorded $8.0 million in funding from BARDA under the contract.

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES

The following accounting policies have been applied consistently in the financial statements for all periods presented unless otherwise stated.

a.	Basis of presentation of financial statements:

These financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

b.	Basis of preparation of the interim consolidated financial statements:

The interim condensed consolidated financial statements for the three months ended March 31, 2017 have been prepared in accordance with IAS 34 "Interim Financial Reporting".

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company's annual financial statements as of December 31, 2016 that were included in the Annual Report on Form 20-F filed on February 21, 2017.

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2016 that were included in the Annual Report on Form 20-F filed on February 21, 2017.

c.
Accrued expenses have been reclassified from other payables to trade payables to conform to the 2017 presentation. The reclassification had no effect on previously reported net loss or stockholders' equity (deficiency).

NOTE 3:	CONTINGENT LIABILITIES

On September 15, 2014, a Statement of Claim was filed against the Company by some shareholders of Polyheal. The plaintiffs allege that the Company is obligated to pay them a total amount of $1,475 in exchange for their respective portion of PolyHeal's shares, following the commencement of a feasibility study for the next generation of the PolyHeal Product in November 15, 2012, which constituted a milestone under a buyout option agreement between the Company, PolyHeal and its shareholders.

On December 14, 2014, the Company filed its Petition for a Right to Defend, or the Petition, in which it: (i) rejected the arguments raised against it in the Statement of Claim; (ii) emphasized that its obligation under the 2010 PolyHeal Agreement to purchase the 7.5% of PolyHeal’s shares is subject to the consumption of the deferred closing, as defined in the buyout agreement, including the receipt of the funds from Teva on a “back to back” basis; and (iii) stated that since no such payment has been made by Teva, the Company is not subject to any obligation to purchase PolyHeal shares and/or make any payments to PolyHeal’s shareholders.

A hearing in the Company's Petition was held on February 16, 2015, in which the Court accepted the Company's Petition and allowed it to file a statement of defense. The Company filed the statement of defense on July 6, 2015. A preliminary hearing took place on February 10, 2016. On June 21, 2016, both parties presented their oral summaries before the Court. As of March 31, 2017, ruling has not yet been given.

Based on advise from its external legal counsels the Company believes that it has substantive defenses against the claim. Accordingly, no provision was recorded in respect of this claim.